[Sims Group Limited Letterhead]
February 12, 2008
VIA EDGAR AND COURIER
H. Christopher Owings, Esq.
Assistant Director
Scott Anderegg, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sims Group Limited
Registration Statement on Form F-4
File No. 333-147659
Dear Mr. Owings and Mr. Anderegg:
     Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Sims Group Limited (“Sims”) hereby requests that the above-captioned Registration Statement be declared effective as of 12:00 p.m., Washington, D.C. time, on Tuesday, February 12, 2008, or as soon thereafter as is practicable.
     Sims hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Sims from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Sims may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,
/s/ Frank Moratti
Frank Moratti
Company Secretary and General Counsel

cc:	Craig A. Roeder
Baker & McKenzie LLP
One Prudential Plaza
130 East Randolph Drive
Chicago, Illinois 60201

E. William Bates, II
King & Spalding LLP
1185 Avenue of the Americas
New York, New York 10036